UNITED STATES BANKRUPTCY COURT
                          SOUTHERN DISTRICT OF FLORIDA
                                                     CASE NO. 02-22675 BKC PGH

                                          CHAPTER 11
-------------------------------------------
IN RE:

      EAST COAST BEVERAGE CORP.

            Debtor.
-------------------------------------------


               SECOND AMENDED JOINT PLAN OF REORGANIZATION OF
            CREDITOR'S COMMITTEE AND ROYAL BROKERAGE GROUP L.L.C.

                                      INDEX

                                                                       Page


      BRIEF SUMMARY OF THE PLAN                                         -1-

      1.      DEFINITIONS                                               -5-

      2.      PROVISION FOR PAYMENT OF ALLOWED ADMINSTRATIVE
              EXPENSES AND PRIORITY TAX CLAIMS                          -14-

      3.      CLASSIFICATION, TREATMENT AND IMPAIRMENT OF CLAIMS
              AND INTERESTS                                             -16-

      4.      MEANS FOR IMPLEMENTATION                                  -22-

      5.      EFFECT OF CONFIRMATION                                    -29-

      6.      MISCELLANEOUS                                             -31-

      7.      NOTICE OF INTENT TO REQUEST CRAMDOWN                      -32-

                                                     CASE NO. 02-22675 BKC PGH

                            BRIEF SUMMARY OF THE PLAN

     East Coast Beverage Corp. ("Debtor") is a publicly-held Colorado corporation which filed for a Chapter 11 reorganization in April, 2002. It had ceased doing business in approximately Fall of 2001. Since it ceased doing business, it has not been able to create a viable plan of reorganization. It has no ongoing business, nor does it have any employees. The Debtor is presently being controlled by Arnold Rosen, who claims to be the chairman and sole director. The proponents of this Plan are not aware of any shareholder's meeting having been held to appoint Mr. Rosen as director, nor has any annual, nor special shareholder's meeting been held in over one year. The Debtor corporation, although public held, is not in current compliance with the regulations of the Securities and Exchange Commission. Its corporate charter was suspended in Colorado by reason of failure to file its annual report with the Secretary of State of Colorado, but the Proponents caused it to be reinstated.

     Upon the filing of the Chapter 11 Petition by Debtor, a Creditor's Committee was appointed. The Creditor's Committee first looked to outside parties, in order to ascertain if any prospective merger candidate could be obtained. After evaluation of relevant tax and corporate issues, the Committee concluded that the only potential for reorganization of the Debtor would, of necessity, require that more than 51 percent of the ownership of the potentially Reorganized Debtor must consist of a combination of preexisting shareholders, who had not purchased stock simply for the purpose of participating in such reorganization; and qualifying creditors who might convert their debt to common stock, provided that such creditors were likewise "old, cold" creditors who had not purchased the debts simply to convert them into common stock.

     Generally, the Debtor has no significant unencumbered tangible assets. It has certain chooses in action, according to its present and former officers and directors; it has the rights to the name "East Coast Beverage" as well as the trademark "Coffee House USA," and products which had been sold under that trademark. It has a substantial, but unaudited loss carryforward.

     The purpose of the Joint Plan is to restructure the ownership of the Debtor, resume business initially as a food broker, as this will require much less working capital and provide for a much simpler startup (it will also allow for later expansion back into distribution, as finances permit); provide for the payment of all claims (potentially in full) out of future earnings from the sale of an established product line which would be brought into the organization, as well as other and further product lines which may be developed; and to set a budget with a finite "cap" in respect of pursuit of pre-petition claims. It is contemplated that the funds set aside in the budget will be used for investigation, and any proposed litigation will only be undertaken if the Reorganized Debtor is able to obtain competent counsel who would undertake the task on a contingent fee basis.

     In order to accomplish that end and provide for funding, the Joint Plan proposes to undertake the following:

     A. Reverse-split Debtor's common stock so that on the Effective Date each issued share of common stock will be converted into 1/15th of one share. Since there are presently 15,704,469 outstanding shares of common stock, this will result in approximately 1,046,965 shares of common stock being retained by existing stockholders. In addition, each common shareholder will receive one warrant for each common share held after the reverse split. Each warrant will entitle the holder to purchase one share of the Debtor's common stock at a price of $1.75 per share prior to January 1, 2008.

     B. Issue two million new shares of Reorganized Debtor's common stock to Royal Brokerage Group L.L.C. in exchange for Royal's obtaining an agreement for the Reorganized Debtor to serve as the broker for Carbonell products within the applicable territory, wherein Royal Brokerage Group L.L.C. will provide the sales force, and the operational capabilities not only to allow for sales of Carbonell products, but also to provide sales force and sales management for such other products as may be developed by the Reorganized Debtor.

     C. Prior to Confirmation, subscriptions for the sale of 1,000,000 post-split shares of Debtor's common stock will be received from a group of private investors. The 1,000,000 shares will be sold on the Effective Date of the Plan for $250,000 in cash and the proceeds from the sale of the shares will be used to pay expenses and liabilities due at confirmation and to fund expenses associated with the Debtor' operations.

     D. Pay all Allowed Administrative Claims in full; priority claims other than the IRS in full; provide a down payment to the IRS; provide a modest $25,000 "war chest" for the reorganized Debtor's use in pursuing choses in Action; and provide initial working capital for the business.

     E. Unsecured creditors may convert their debt to equity at $1.75/share; they may remain as unsecured creditors, and receive payment out of the anticipated profits of the enterprise, up to 100% of the amount due them; or they may do a combination of both. Such pay out will be capped at $3.5 million.

     F. A Convenience Class will receive a partial distribution, in order to eliminate smaller creditors from the ongoing bookkeeping.

    G. Cancellation of all outstanding Series A Preferred Shares. There are 14,010 shares of Series A Preferred Stock outstanding. Each Series A Preferred

Shareholder will receive 58 shares of Debtor's common stock for each Series A Preferred Share, for a total of 812,580 common shares.

     As a result of the foregoing, the Reorganized Debtor will resume business with an established and growing product line -- i.e., Carbonell olive oils, olives and other foodstuffs, and will have the sales force and sales management of Royal Brokerage Group L.L.C., in exchange for stock which is of no present value whatsoever. It will have the potential to develop other lines, as well. Administrative claims will be paid in full on the Effective Date, or will be provided for. The only large priority claim, that of the Internal Revenue Service, will receive a down payment and will receive monthly payments with interest over a period of three years.

      1. DEFINITIONS. As used in this Plan, the following terms shall have the respective meanings set forth below, and such meanings shall be equally applicable to the singular and plural forms of the terms defined unless the context requires otherwise.

            1.1 Actions. All actions that a trustee or debtor-in-possession is empowered to bring pursuant to 11 U.S.C. ss.ss. 542-553 of the Code, and any other cause of action, lawsuit, adversary proceeding, contested matter, claim objection, or right of the Debtor or the Estate against any Person which arose prior to the filing of the Petition in this Chapter 11 case.

            1.2 Administrative Claim. A Claim for payment of an administrative expense under ss.503 of the Code that is entitled to priority under ss.507(a)(1) of the Code and any fees or charges assessed against the Estate pursuant to 28 U.S.C. 1930.

            1.3   Administrative  Claimant.  The  holder of an  Administrative
Claim.

            1.4 Allowed Amount. With respect to a Claim, (a) the amount of a Claim that was listed in the Debtor's Schedules (as originally filed in the Case or as amended) as not disputed, contingent or unliquidated, if the holder of such Claim has not filed a proof of claim with the Court within the applicable period of limitation fixed by the Court pursuant to Rule 3003(c)(3) of the Rules, or (b) if a holder of a Claim has filed a proof of claim with the Court within the applicable period of limitation fixed by the Court pursuant to Rule 3003(c)(3) of the Rules: (i) the amount stated in such proof of claim or in the Schedules if no objection to such proof of claim or amount listed in the Schedules has been interposed within the applicable period of limitation fixed by the Code or Rules, or as otherwise fixed by the Court, or (ii) such amount as shall be fixed by an order of the Court which has become a Final Order, if an objection has been interposed within the applicable period of limitation fixed by the Code, the Rules, or the Court, or (c) with respect to a Fee Request, such amount as shall be fixed by an order of the Court which has become a Final Order. In no event shall the Allowed Amount of any Priority Claim or Unsecured Claim include interest accrued on such Claim after the Filing Date.

            1.5 Allowed Claim. Any Claim which is not a Disputed Claim for which an Allowed Amount has been finally determined in such Allowed Amount. The Allowed Amount of each Secured Claim shall include, pursuant to ss.506(b) of the Code, interest on such Claim, and any reasonable fees, costs, or charges provided for under the agreement(s) under which such Claim arose incurred as a result of any breach or default, act or omission occurring through the Effective Date or by reason of the Plan, Confirmation or Substantial Consummation.

            1.6 Allowed Interest. Any Interest which has not been timely disputed, or if timely disputed, which has been allowed by order of the Court which has become a Final Order.

            1.7   Article.  One of the numbered Articles of the Plan.
                  -------

            1.8 Assets. All of the right, title and interest of the Debtor in and to property of any type, whether tangible or intangible, including the Actions and all other Property of the Estate.

            1.9 Business Day. A day other than a Saturday, a Sunday or a day on which commercial banks in Miami, Florida are authorized or required to close.

            1.10 Case. This Chapter 11 Case, Docket No. 02-22675-BKC-PGH in the United States Bankruptcy Court for the Southern District of Florida.

            1.11 Claim. (a) A right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed or contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; (b) a right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured; (c) without limiting the generality of the foregoing, all Administrative Claims, Priority Claims, Secured Claims and Unsecured Claims.

            1.12 Class. A group of Claims or Interests classified together pursuant to Article 2 of the Plan.

            1.13 Class 1. The allowed priority claims for wages and commissions, if any, as described, classified and treated in Section 3.1 of the Plan.

            1.14 Class 2. The claims of secured creditors as described, classified and treated in Section 3.2 of the Plan.

            1.15 Class 3. The claims of unsecured creditors whose claims are $3,000 or less, as treated in Section 3.3 of the Plan.

            1.16 Class 4. General unsecured claims, as described, classified and treated in Section 3.4 of the Plan.

            1.17 Class 5. Holder's of the Debtor's Series A Preferred Stock as classified and treated in Section 3.5 of the Plan.

            1.18 Class 6. Holders of Debtor's common stock as classified and treated in Section 3.6 of the Plan.

            1.19 Class 7. Option and Warrant Holders as classified and treated in Section 3.7 of the Plan.

            1.20  Code.  The Bankruptcy Code, 11 U.S.C.ss.101 et. seq.

            1.21  Confirmation.  The  entry by the  Court of the  Confirmation
Order.

            1.22 Confirmation Date. The date on which the Clerk of the Court enters the Confirmation Order on the docket.

            1.23 Confirmation Hearing. A hearing held by the Court on confirmation of the Plan pursuant toss.1128 of the Code.

            1.24 Confirmation Order. The order entered by the Court confirming the Plan, which shall contain such provisions as the Proponents desire and shall otherwise be in form and substance satisfactory to the Proponents.

            1.25 Court. The United States Bankruptcy Court, Southern District of Florida including any Bankruptcy Judge thereof and any court having competent jurisdiction to hear appeals from the Bankruptcy Judges thereof.

            1.26 Creditor. Any Person holding a Claim or Interest, including Administrative Claimants and Claims of the kind specified in ss.ss. 502(b), 502(h) and 502(i) of the Code, and such Person's heirs, successors, assigns, executors and personal representatives.

            1.27 Debtor or Debtor-in-Possession. East Coast Beverage Corp. Any reference in the Plan to the "Debtor" shall also include the Debtor in its capacity as debtor-in-possession in the Case, and vice versa.

            1.28 Disclosure Statement. The Disclosure Statement filed by the Proponents in connection with the Plan and approved by the Court for submission to Creditors as the same may be amended from time to time.

            1.29 Disputed Amount. With respect to a particular Disputed Claim, that amount which is equal to the difference, if any, between the Face Amount of such Claim and the amount, if any, of such Claim which the party objecting thereto concedes.

            1.30 Disputed Claim. Any Claim for which an Allowed Amount has not yet been determined and with respect to which an objection has been interposed on or prior to the Confirmation Date or such other date as may be fixed by the Court.

            1.31 Disputed Interest. Any Interest which has not yet been allowed and with respect to which an objection has been interposed on or prior to the Confirmation Date or such other date fixed by the Court.

            1.32  Effective   Date.   The   twentieth   (20)  day   after  the
Confirmation Order becomes final.

            1.33 Estate. The estate created in the Case pursuant toss.541 of the Code.
            1.34 Executory Contract. A contract or unexpired lease to which Debtor is a party and that is executory within the meaning of ss.365 of the Code.
            1.35 Face Amount. With respect to a particular Claim, (a) if the holder of such Claim has not filed a proof of claim with the Court within the applicable period of limitation fixed by the Court pursuant to Rule 3003(c)(3) of the Rules, the amount of such Claim that was listed in the Schedules (as originally filed in the Case) as not disputed, contingent or unliquidated; or
(b) if the holder of such Claim has filed a proof of claim with the Court within the applicable period of limitation fixed by the Court pursuant to Rule 3003(c)(3) of the Rules, the amount stated in such proof of claim, or (c) with respect to a Fee Request, the net amount to which the applicant would be entitled if its application were to be granted in full.

            1.36 Fee Request. An application or request for payment by the Estate of fees, compensation for services rendered or reimbursement of expenses, pursuant to Rule 2016 of the Rules or other applicable provision of the Code or the Rules.

            1.37 Filing Date. April 11, 2002, the date upon which the Debtor filed a Voluntary Petition for Chapter 11 relief.

            1.38 Final Order. An order or judgment of the Court as entered on the docket that has not been reversed, stayed, modified or amended, and respecting which the time to appeal, petition for certiorari or seek reargument, review or rehearing has expired and as to which no appeal, reargument, petition for certiorari, review or rehearing is pending or as to which any right to appeal, reargue, petition for certiorari or seek review or rehearing has been waived in writing in a manner satisfactory to the Proponents, or, if any appeal, reargument, petition for certiorari, review or rehearing thereof has been denied, the time to take any further appeal or to seek certiorari or further rehearing, review of reargument has expired.

                  If any provision of the Plan requires the entry of a Final Order as a condition to the occurrence or performance of an act, the Debtor or the Reorganized Debtor may jointly waive such requirement.

            1.39 Insider(s). Those persons who have been officers, directors or shareholders of the Debtor who directly or indirectly own or control over 20 percent of the common stock thereof; and/or maintained such positions post-petition; and/or under this Joint Plan. In addition all other insiders as defined by 11 U.S.C ss.101(31)B) and (E). William Smith and Alexander Garabedian are insiders, although neither is currently employed by, nor owns or controls 20 percent or more of Debtor's stock

            1.40 Lien. A charge against or interest in any item of Property of the Estate to secure payment of a debt or performance of an obligation.

            1.41 Net Income. The income of the Reorganized Debtor, as may be determined by generally accepted accounting principles. For the avoidance of debt, net income shall be after provision is made for payment of applicable income taxes, if any.

            1.42  Ordinary  Course   Administrative   Claims.   Administrative
Claims for the provision of goods or services that are incurred by the Debtor in the ordinary course of business.

            1.43 Person. Any individual, sole proprietorship, partnership (general or limited), joint venture, trust, unincorporated organization, association, corporation, institution, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body, political subdivision or department thereof).

            1.44 Plan. This Joint Plan of Reorganization, in the present form or as it may be modified, amended or supplemented from time to time.

            1.45 Priority Claim. A Claim (other than an Administrative Claim) that is entitled to priority underss.507 of the Code.

            1.46 Priority Tax Claim. A Claim (other than an Administrative Claim) that is entitled to priority under ss.507(a)(7) of the Code.

            1.47 Pro Rata. Proportionately, so that the ratio of the amount of consideration distributed on account of a particular Allowed Claim to the Allowed Amount of such Claim is the same as the ratio of the amount of consideration distributed on account of all Allowed Claims of the Class in which the particular Claim is included to the amount of all Allowed Claims of that Class. Whenever a Disputed Claim has not been finally resolved, an appropriate reserve for payment of such Disputed Claim shall be established so that there will be sufficient monies available to make a Pro Rata distribution to the holder of such Disputed Claim upon final resolution of the dispute.

            1.48 Property of the Estate. The property defined in ss.541 of the Code and any other property right or interest of the Debtor.

            1.49 Proponent. The Creditor's Committee in this Chapter 11 case, David E. Schlecht, Chairman; and Royal Brokerage Group, LLC.

            1.50 Rejected Contract. An Executory Contract that is rejected at any time during the Case or pursuant to Section 4.5 of the Plan.

            1.51 Rejection Claim. A Claim arising underss.502(g) of the Code in its Allowed Amount.

            1.52  Released Persons.  (Deleted).

            1.53 Reorganized Debtor. East Coast Beverage Corp., following Confirmation of this Plan.

            1.54 Royal. Royal Brokerage Group, L.L.C. which will obtain stock of Debtor under this Plan.

            1.55 Rules. The Federal Rules of Bankruptcy Procedure, the Federal Rules of Civil Procedure and/or the Local Rules of the Court.

            1.56 Schedules. The schedules of assets and liabilities originally filed by the Debtor with the Court and as may be amended from time to time.

            1.57 Section. A numbered subsection of any Article of the Plan (for example, this numbered subsection of Article 1 of the Plan would be referred to as Section 1.53).

            1.58 Secured Claim. A Claim secured by a lien on property in which the Estate has an interest or that is subject to set-off under ss.553 of the Code to the extent of the value of the interest attributable to such Claim in the Estate's interest in such property or to the extent of the amount subject to set-off.

            1.59  Secured Creditor.  The holder of a Secured Claim.

            1.60 Secured Tax Claims. Ad valorem taxes assessed against the real property occupied by the Debtor in the ordinary course of its business.

            1.61  Substantial   Consummation.   Following  the  occurrence  of
Confirmation, the date that the initial distribution is made to Creditors as proposed in the Plan.

            1.62 Unsecured Claim. A Claim other than a Secured Claim, a Priority Claim or an Administrative Claim which is non-contingent, liquidated and non-disputed.

            1.63  Unsecured Creditor.  The holder of an Unsecured Claim.

            1.64 Rules of Construction and Interpretation. The following rules of construction shall be applicable for all purposes of the Plan unless the context clearly requires otherwise:

                  1.64.1 The terms "include", "including" and similar terms shall be construed as if followed by the phrase "without being limited to".

                  1.64.2 Words of masculine, feminine or neuter gender shall mean and include the correlative words of the other genders, and words importing the singular number shall mean and include the plural number, and vice versa.

                  1.64.3 All article, section and exhibit or appendix captions are used for convenience and reference only and in no way define, limit or describe the scope or intent of, on in any way affect, any such article, section, exhibit or appendix.

      2. PROVISIONS FOR PAYMENT OF ALLOWED ADMINISTRATIVE EXPENSES AND PRIORITY TAX CLAIMS

            2.1 Administrative Expense Claims and Priority Tax Claims. These Claims are not classified in this Plan. The treatment of, and consideration to be received by, Holders of Allowed Administrative Expense Claims and Allowed Priority Tax Claims against the Debtors is set forth herein. Such treatment and consideration shall be in full and complete satisfaction, settlement, release and discharge of such Claims. Notwithstanding the treatment to be afforded and Allowed Claim under this section, the Holder thereof may receive other less favorable treatment as may be agreed upon by and between such Holder and the Proponents, provided that any and all such agreements shall be disclosed to, and passed upon, by the Court.

                  2.1.1 Administrative Expense Claims Except to the extent that the Holder of an Allowed Administrative Expense Claim agrees otherwise, Allowed Administrative Expense Claims (other than Claims for compensation and reimbursements of Professionals and Administration Expense Operating Claims, if
any), will be paid in full in Cash on the Effective Date, or if such Claim becomes allowed after the Effective Date, within five (5) days after Allowance of Claim becomes Final. All requests by Professionals for the final allowance of compensation and reimbursement of expenses accrued as of the Confirmation Date must be Filed with the Court as provided by separate court order; and shall be paid within five (5) days after the Allowance of such Claims becomes Final.

                  2.1.2 Bar Date for Administrative Expense Claims. Unless otherwise ordered by the Bankruptcy Court, and other than Administrative Expense Claims of Professionals, requests for payment of Administrative Expense Claims must be Filed and served no later than the date of the Confirmation Hearing. Any Entity that is required to file and serve a request for payment of an Administrative Expense Claim and fails to timely File and serve such request in accordance with the terms of this provision shall be forever barred, estopped, and enjoined from asserting such Claim against the Debtor, its Estate or its Assets

                  2.1.3 Professionals. Professionals or other Entities requesting compensation or reimbursement of expenses pursuant to Sections 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code for services rendered before the Confirmation Date shall File an application for final allowance of compensation and reimbursement of expenses as provided by a separate order of the Bankruptcy Court. Objections to applications of Professionals or other Entities for compensation or reimbursement of expenses must be Filed no later than the date fixed by the Bankruptcy Court.

                  2.1.4 Priority Tax Claims. Each Holder of an Allowed Priority Tax Claim shall be paid the full amount of such Allowed Priority Tax Claim in cash on the Effective Date of the Plan, with the exception of the Internal Revenue Service. In the case of the Internal Revenue Service, it shall be paid the sum of $15,000.00 on the Effective Date of the Plan, as a down payment with respect to its Allowed Priority Tax Claim, following which the remainder of such claim will be paid in thirty-six (36) monthly installments on a direct reduction basis, inclusive of interest at a rate of six (6%) percent per annum. Monthly installments shall be payable commencing with the first day of the second month after the Effective Date of the Plan. Notwithstanding the foregoing, the Reorganized Debtor may elect to pay any remaining balance of the Internal Revenue Service's Allowed Priority Tax Claim, in cash, in full, at any time on or after the Effective Date, without premium or penalty.

            2.1.5 U.S. Trustee Fees. The Reorganized Debtor shall pay the United States Trustee the appropriate sum required pursuant to 28 U.S.C. ss.1930(a)(6) within ten (10) days of Confirmation for pre-confirmation periods and simultaneously provide to the United States Trustee an appropriate affidavit indicating the cash disbursements for the relevant period; and the Reorganized Debtor shall further pay the United States Trustee the appropriate sum required pursuant to 28 U.S.C. ss.1930(a)(6) based upon all disbursements of the Reorganized Debtor for post-confirmation periods within the time period set forth in 28 U.S.C. ss.1930(a)(6), until the earlier of the closing of this case by the issuance of a Final Decree by the Court, or upon the entry of an Order by this Court dismissing this case or converting this case to another chapter under the United States Bankruptcy Code, and the party responsible for paying the post-confirmation United States Trustee fess shall provide to the United States Trustee upon the payment of each post-confirmation payment an appropriate affidavit indicating all the cash disbursements for the relevant period.

      3.    CLASSIFICATION, TREATMENT AND IMPAIRMENT OF CLAIMS AND INTERESTS

            3.1   Class 1 -- Priority Claims for Wages and Commissions.

                  3.1.1 Description. Class 1 consists of allowed claims, if any, for wages and commissions to the extent they are entitled to priority pursuant to 11 U.S.C. ss.507(a)(3).

                  3.1.2 Treatment. To the best of the knowledge of the Proponents, there are no Class 1 claims, and since the deadline for the filing of claims has expired, there will be no Class 1 claims.

                  3.1.3 Impairment.  Class 1 is unimpaired.

            3.2   Class 2-- Secured Creditors.

                  3.2.1 Description. According to the Amended Schedules filed in this case, and the applicable Proofs of Claim, the Debtor supposedly has some $40,000 of inventory (at cost), which is both outdated and fully encumbered. It may have an interest in certain furniture and fixtures, all encumbered, and subject to a lease, with a purported value of $15,400. The Debtor also owns the trademark "Coffee House USA," of minimal value.

                  3.2.2 All collateral in the nature of tangible personal property, accounts receivable, trademarks, use marks, or the like shall be abandoned to the respective secured creditors in satisfaction of their respective debts. In the alternative, any secured creditor may elect to be treated as unsecured by filing an amendment to its Proof of Claim prior to the deadline which will be set by the Court for counting and reporting upon the ballots voting upon the proposed plan, and prior to the deadline for objecting to confirmation thereof.

                  3.2.3 Impairment. Inasmuch as this Plan proposes to abandon collateral to the respective secured parties, collateral is not impaired. Inasmuch as the Proponent believes the collateral to be worthless it would grant each allegedly-secured creditor an unsecured claim to the extent of their valid consideration. Such creditor is unimpaired as a secured creditor, while the unsecured portion of such claim will be dealt with as a Class 4 Claim.

            3.3   Class 3-- Unsecured Creditors - Convenience Class.

                  3.3.1 Description. Class 3 consists of General Unsecured Creditors whose allowed claims are $3,000 or less, or who will voluntarily reduce their claims to $3,000.

                  3.3.2 Treatment. The holders of Class 4 Claims shall be paid 50% of the Allowed Amount of their Claims in a single payment on the effective date of the Plan, plus one share of the Reorganized Debtor's common stock (rounded to the nearest whole share) for each $0.50 of their Allowed Amount.

                  3.3.3 Impairment.  The Class 3 claims are impaired.

            3.4 Class 4-- General Unsecured Creditors Whose Allowed Claims Exceed $3,000.

                  3.4.1 Description. Class 4 consists of general unsecured creditors whose claims exceed $3,000, and who have not elected to reduce their claims to $3,000. The total dollar amount of such claims appears to be $3.2 million, according to the Debtor's original Schedules.

                  3.4.2 Treatment. Each Class 4 creditor will receive the following pro rata share of the Debtor's Net Income, as defined in paragraph 1.42:

                          Period                                   %
                          ------                                  --
            Prior to January 1, 2004                              25%
            Twelve months ending December 31, 2004                35%
            Periods subsequent to December 31,2004                45%

                        3.4.2.1 Each Class 4 creditor may convert the then outstanding Allowed Amount of the creditor's Class 4 claim into shares of the Debtor's common stock based upon the following formula:

            Amount of Claim Converted     =    Shares issued upon conversion
            -------------------------
                  Conversion Price

                        3.4.2.2 The Conversion Price will be 90% of the average closing price of the Debtor's common stock for the 30 trading days immediately preceding the date of conversion, provided however that the Conversion Price may not be less than $1.75.

                        3.4.2.3 The maximum amount that can be converted during any three-month period by any Class 4 creditor will be equal to:

                                            QV     x    A
                                            -------------
                                10               TA
      Where:
      QV = For the 90 days preceding the conversion date, the sum of the product obtained by multiplying (i) the number of shares of the Debtor's common stock traded during each trading day during the 90 days preceding the conversion date by (ii) the closing price of the Debtor's common stock for such day.

      A = Outstanding Allowed Amount of the Class 4 claim held by the Class 4 creditor on date three business days before conversion date.

      TA = Allowed Amounts of all outstanding Class 4 claims on date which is three business days before conversation date.

      Conversions will not be allowed five days before any Distribution Date.

                        3.4.2.4 The Debtor's net income will be
determined in accordance with Generally Accepted Accounting Principles and will be based upon financial statements made public by the Debtor. The share of the Debtor's net income to which the Class 4 creditors are entitled will be distributed on a pro rata basis to the Class 4 creditors on April 30 of each year. The Debtor may make supplemental distributions of its net income on additional dates during any year provided that the Debtor provides each Class 4 creditor with at least 30 days written notice of its intention to make a supplemental distribution and issues a press release concerning the supplemental distribution. Each Class 4 creditor will receive distributions of the Debtor's net income until the amount of the Creditor's allowed claim, either through payments or the conversion of the claim, is $-0-.

                        3.4.2.5 The pro rata amount to be distributed to each Class 4 creditor on any Distribution Date will be equal to:

                              I  x   A   =  $
                                    ---
                                    TA

      Where:
      I     =     Amount of Debtor's net income subject to distribution.

      A = Outstanding Allowed Amount of the Class 4 claim held by the Class 4 creditor on date three business days before any Distribution Date.

      TA = Allowed Amounts of all outstanding Class 4 claims on date which is three business days before any Distribution Date.

      $     =     Amount to be distributed to Class 4 creditor.

                        3.4.2.6 The total Allowed Amount of the Class 4 claims may not exceed $3,500,000. If the total Allowed Amount of the Class 4 claims exceeds $3,500,000 then the Allowed Amount of each Class 4 claim will be reduced in the following manner:

                             A x $3,500,000 = New/A
                                Total/A

      Where:
      A = The Allowed Amount of the Class 4 claim prior to adjustment.

      Total/A = The total Allowed Amount of all Class 4 claims.

      New/A = The Adjusted Allowed Amount of the Class 4 claim.

      In the event any adjustment is required by the foregoing, then the term "Allowed Amount" will be deemed to mean the "Adjusted Allowed Amount".

                        3.4.2.7 The Debtor will not pay interest to the Class 4 creditors.

            3.5   Class 5:  Holders of Debtor's Series A Preferred Stock

                  3.5.1 Description. Class 5 consists of holders of Debtor's outstanding Series A Preferred shares. There are 14,010 shares of Series A Preferred stock outstanding.

                  3.5.2 Treatment. All outstanding Series A Preferred Shares will be canceled. Each holder of the Debtor's Series A Preferred shares shall receive in their place 58 shares of the Debtor's common stock for each share of Series A Preferred held on the effective date.

                  The maximum amount that can be sold during any three-month period by any former Series A shareholder will be equal to:

                                   QV    X       S
                                -------    -------------
                                   10            812,580

      Where:
      QV   =      For the 90 days preceding the date which is three days prior to the sale date, the sum of the product obtained by multiplying (i) the number of shares of the Debtor's common stock traded during each trading day during such 90 days by
                  (ii) the closing price of the Debtor's common stock for such day.

      S    =      Shares of Debtor's common stock issued to former Series A
                  shareholders pursuant to the plan.

            3.6   Class 6-- Holders of Common Stock of the Debtor

                  3.6.1 Description. Class 6 consists of the holders of the 15,704,469 shares of common stock of the Debtor, issued and outstanding.

                  3.6.2 Treatment.   On  the  Effective   Date,  the  Debtor's
common stock will be reverse split, giving each holder one share in exchange for each 15 held prior to the Effective Date; plus one warrant to purchase a further share of common stock in the Reorganized Debtor at any time before January 1, 2008, at a price of $1.75 per share.

                  3.6.3 Class 6 is impaired.

            3.7   Class 7-- Option and Warrant Holders.

                  3.7.1 Description. Class 7 consists of any entity holding options, warrants, or other instruments providing to the holder the right to acquire additional shares of the Debtor's capital stock.

                  3.7.2 Treatment. All options, warrants, or other such instruments providing the holder the right to acquire additional shares of the Debtor's capital stock, issued on or before the entry of an Order of Confirmation herein are cancelled.

                  3.7.3. Class 6 is impaired.

            3.8 Agreement to Less Favorable Treatment. Any Creditor may agree to less favorable treatment than is provided for such Creditor in the Plan.

            3.9 Satisfaction of Claims. The treatment of and the consideration received by the holders of the Claims and Interests pursuant to this Article 3 of the Plan shall be in full satisfaction, release and discharge of their respective Claims against or Interests in the Debtor and the Estate. Following the entry of the Confirmation Order all pre and post-petition creditors shall be forever barred from asserting any such claim against the Reorganized Debtor; their sole recourse shall be against the Estate.

      4.    MEANS FOR IMPLEMENTATION

            4.1 As of January 31, 2003 the Debtor had 15,704,469 outstanding shares of common stock. On the Effective Date each issued and outstanding share of the Debtor's common stock will be converted into 1/15 of a share of common stock. No fractional shares will be issued as a result of the reverse stock split. Each fractional share resulting from the reverse stock split will be rounded to the nearest whole share.

            Following this reverse stock split the Debtor will have 1,046,965 outstanding shares of common stock.

            The Debtor will issue to each holder of the Debtor's common stock one warrant for each common share held after the reverse stock split. Each warrant will entitle the holder to purchase one share of the Debtor's common stock at a price of $1.75 per share at any time prior to January 1, 2008.

      On the Effective Date of the Plan, the Debtor's Certificate of Incorporation will be amended so that the issuance of non-voting securities will be prohibited.

            4.2 On the Effective Date, the Debtor will issue 1,000,000 shares of its common stock to a group of private investors in exchange for not less than $250,000 in cash.

            The total funds estimated to be required on the Effective Date are approximately $250,000 representing estimated payment in full of Allowed Priority Claims (other than taxes due the IRS, which will receive a down payment of $15,000) and estimated Administrative Priority Expenses to be Allowed, net of retainers of $110,000 paid to DIP counsel. The necessary funds for deposit on confirmation will be provided by a portion of the proceeds from the sale of these shares. The remaining proceeds from the sale of these shares will be used
(a) for a $25,000 litigation reserve, and then (b) for general working capital by the Reorganized Debtor.

            4.3 Royal is the exclusive broker for Badia Spices, Inc. ("Badia") which, in turn, holds the exclusive right to distribute olive oils, olives, wine vinegar and other products manufactured by Carbonell de Cordoba, S.A. ("Carbonell") in the Eastern United States. Badia shall delegate such exclusive right to Royal, with the exception of certain accounts in New York City, New Jersey, and Florida (the "Territory"). After the Effective Date, and in consideration for 2,000,000 shares of the Debtor's common stock to be issued to Royal, Royal will assign the brokerage to the Reorganized Debtor and Royal will handle sales and sale management activities.

            4.4 The shares issued to Royal will be restricted from resale in the public market for a period of two years from the Effective Date.

            4.5 The shares of the Debtor's common stock to be issued to the Class 3, 4, 5 and 6 members, will be exempt from Section 5 of the Securities Act of 1933 pursuant to 11 U.S.C. ss. 1145.

            4.6 Following the Effective Date the Debtor shall as soon as practicable file with the Securities and Exchange Commission such reports which the Debtor is required to file pursuant to the Securities Exchange Act of 1934 following completion of the necessary audit. After these reports have been filed the Debtor will attempt to have its shares of common stock listed for trading on the OTC Bulletin Board.

            4.7 Oversight of Reorganized Debtor by Representative of Creditor's Committee.

                  4.7.1 On the Effective Date of the Plan, David Schlecht, who is the Chairman of the Creditor's Committee, shall become a Director of the Reorganized Debtor. The mandatory term of his directorship shall be three (3) years. Upon expiration of his mandatory term, he may be reelected as a Director of the Reorganized Debtor, according to the same provisions of its corporate by-laws governing the election of directors, generally. In the event of his death or disability for more than 90 days, the remainder of the Creditors' Committee shall elect a successor director for the balance of his term.

                  4.7.2 The By-laws of the Debtor shall be deemed amended by this Plan as of the Effective Date thereof, in order that certain corporate decisions shall be required to be made at the Board level, and such decisions shall further require unanimity among the directors in order to become effective. Those matters shall include:

                        4.7.2.1 Any decision to sell a majority of the assets of the business;

                        4.7.2.2  Any decision to close the business;

                        4.7.2.3 Any decision to issue any other or further securities of the Reorganized Debtor, in whatever form they may take, including but not limited to common shares, preferred shares, warrants, or corporate notes to be sold privately, or to the public;

                        4.7.2.4 Any decision to commence marketing a new product line;

                        4.7.2.5 Any decision to drop an existing product line being serviced;

                        4.7.2.6  Any decision to pay dividends;

                        4.7.2.7 Any decision to borrow money in excess of $25,000;

                        4.7.2.8 Any decision to make capital expenditures in excess of $25,000 in any one year;

                        4.7.2.9  Any   decision  to  change  the   fundamental
nature of the business;

                        4.7.2.10 Any   decision  to   commence  or   terminate
litigation other than in the ordinary course of business;

                        4.7.2.11 Any decision to amend the By-laws or the Articles of Incorporation of the Reorganized Debtor;

                        4.7.2.12 Any   decision   to   extend   or  modify  an
employment or consulting contract to anyone for a term of more than one year, or in an amount of more than $25,000.

                  4.7.3 If it becomes necessary for Schlecht to attend any Board meetings in person, then the Reorganized Debtor shall reimburse him for the direct expense of such attendance.

                  4.7.4 The Reorganized Debtor shall provide balance sheets and operating statements not less than monthly to Schlecht for further distribution to the Creditor's Committee.

            4.8   Survival of Creditor's Committee:

                  4.8.1 Notwithstanding the confirmation of this Plan, and its consummation on the Effective Date, the Creditor's Committee shall continue to exist, and shall consult as necessary with its Chairman, Schlecht, concerning the operations of the Reorganized Debtor for a period of 3 years from the Effective Date.

            4.9 Executory Contracts. Any lease or executory contract not assumed by order of the Bankruptcy Court or by the terms of the Plan, as Confirmed, are rejected.

            4.10 Management of the Reorganized Debtor. Upon the Effective Date, the following persons shall constitute the officers and directors of the Debtor:

                                               Estimated             Estimated
                                           Time to be Devoted          Annual
Name              Position                to Business of Debtor     Compensation

William R. Smith  President and Director              85%              $75,000
David Schlecht    Director                    (as necessary)           $0

      On the Effective Date, the Debtor will sell shares of its common stock to the persons, in the amount, and for the consideration shown below:

      Name                  Number of Shares     Consideration

      William R. Smith          500,000              $500

      The shares to be issued to Mr. Smith may not be sold in the public market until two years after the Effective Date.

            4.12  Injunction and Discharge

                  4.12.1 As to the Debtor and the Estate, the Confirmation Order shall provide for an injunction against the commencement or the continuation against all actions, the employment of process, and all acts to collect, recover, or offset, any Claims against the Debtor and the Estate.

                  4.12.2         (Deleted).

                  4.12.3         (Deleted).

                  4.12.4 Exculpation. Following the Effective Date, neither the Debtor, the Creditor's Committee and members thereof, nor counsel for the Creditor's Committee, nor any professional persons employed by them, shall have or incur any liability or obligation to any entity for any action taken at any time or admitted to be taken at any time in connection with or related to the formulation, preparation, dissemination, implementation, confirmation, or consummation of the Plan, the Disclosure Statement, or any contract, release or other agreement or document created or entered into, or any other action taken or admitted to be taken, in connection with the Plan or this Chapter 11 case; provided, however, that the provisions of this sentence shall have no effect on the liability of any entity that would otherwise result from an action or omission to the extent that such action or omission is determined in a final order to have constituted gross negligence or willful misconduct.

            4.13  Retention of Potential Actions

                  The Reorganized Debtor shall retain the right to investigate and prsecute any Action which it may possess, subsequent to confirmation. Any net proceeds of any such Actions shall be considered to be Net Profits, and as such shall be distributable to eligible Class 4 creditors.

            4.14  Amendment to Articles of Incorporation of the Debtor

                  On the effective date, the Articles of Incorporation of the Reorganized Debtor shall be amended in order to (a) prohibit the issuance of non-voting securities, and (b) to eliminate corporate authority to issue any "Class B Preferred" stock whatsoever.

      5.    EFFECT OF CONFIRMATION

            5.1 Terms Binding. Upon the Effective Date, all of the provisions of this Plan, including all appendices and other exhibits hereto, shall be binding on the Debtor, the Estate, all Creditors, and all other entities who are affected (or whose interests are affected) in any manner by the Plan.

            5.2 Automatic Stay Provisions. The automatic stay provisions of ss.362 of the Bankruptcy Code shall remain in full force and effect until the Effective Date, provided, however, that such automatic stay shall remain in force as to Disputed Claims until a Final Order has been entered in respect of such Disputed Claims.

6.    MISCELLANEOUS

            6.1 Modifications to Plan Prior to Confirmation. At any time prior to the Confirmation Date, the Proponents may modify the Plan, but may not modify the Plan so that the Plan as modified fails to meet the requirements of ss.ss. 1122 and 1123 of the Code. If the Proponents file a modification with the Court, the Plan as modified shall become the Plan.

            6.2 Modifications to Plan After Confirmation. At any time after the Confirmation Date, and before Substantial Consummation, the Proponents may modify the Plan but may not modify the Plan so that the Plan as modified fails to meet the requirements of ss.ss. 1122 and 1123 of the Code. The Plan as modified under this Section becomes the Plan only if the Court, after notice and a hearing, confirms such Plan, as modified, under ss.1129 of the Code.

            6.3 Remedy of Defects. After the Effective Date, the Proponents may, with approval of the Court, and so long as it does not materially and adversely affect the interests of Creditors, remedy any defect or omission or reconcile any inconsistencies in the Plan or in the Confirmation Order in such manner as may be necessary to carry out the purposes and effect of the Plan.

            6.4 Jurisdiction of Bankruptcy Court. Except as is otherwise provided in the Confirmation Order, the Bankruptcy Court shall retain jurisdiction for the following purposes:

                  6.4.1 Classification of any Claim, reexamination of any Claim which has been allowed for purposes of voting, and determination of any objection filed to any Claim. Failure to object to any Claim for the purpose of voting shall not be deemed to be a waiver of the right to object to the Claim in whole or in part.

                  6.4.2 Determination of all questions and disputes regarding the Plan, the Debtor or Property of the Estate and determination of all causes of action, controversies, disputes, or conflicts involving the Plan, any

Creditor, the Debtor or Property of the Estate arising prior to or on the Effective Date whether or not subject to action pending as of the Confirmation Date including resolution of Disputed Claims.

                  6.4.3 Determination of any Action.

                  6.4.4 Determination of any issue, violation, injunction, contempt, relief, or other proceeding as contemplated under ss.362 of the Bankruptcy Code.

                  6.4.5 Correction of any defect, curing of any omission of reconciliation of any inconsistency in the Plan or in the Confirmation Order as may be necessary or appropriate to carry out the purposes and intent of the Plan.

                  6.4.6 Modification of the Plan after the Confirmation Date pursuant to the provisions of the Plan, the Code and the Rules.

                  6.4.7 Interpretation of the Plan.

                  6.4.8 Entry of any order, including a mandatory injunction or restraining order, required to facilitate consummation of the Plan or to enable the Effective Date to occur; and reconsideration or vacation of the Confirmation Order in the event Substantial Consummation is rendered impossible.

                  6.4.9 Entry of a Final Decree closing the Case.

            6.5 Savings Clause. Any minor defect or inconsistency in the Plan may be corrected or amended by the Confirmation Order.

      7. NOTICE OF INTENT TO REQUEST CRAMDOWN. In the event that a sufficient number of holders of any impaired class of claims do not accept the Plan, the Proponents hereby give notice that it will request, and does hereby request, confirmation of the Plan pursuant to 11 U.S.C. ss. 1129(b), commonly referred to as the "cramdown" provision of the Bankruptcy Code. The Creditor's Committee hereby reserves the right to modify or vary treatment of Claims as to comply with 11 U.S.C. ss.1129(b).